EXHIBIT 2.6

                   REGIONAL VEHICLE REVOLVING CREDIT FACILITY
                     SUMMARY INDICATIVE TERMS AND CONDITIONS


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BORROWER:               Regional Vehicle ("RV") or its subsidiaries. AT&T will
                        have the right to decide whether to lend at either the holding company or individual operating company level.

LENDER:                 AT&T or AT&T Subsidiary

FACILITY:               US $100 million, to be reduced by any new vendor
                        financing arrangements. AT&T has the option to structure the facility through debt or redeemable preferred.

PURPOSE:                To make loans to RV and its subsidiaries in the Territory
                        (as defined in the RV Agreement), the proceeds of which
                        are to be used to (I) fund capital expenditures and working capital requirements, (II) pay cash interest and (III) fund operating costs.

AVAILABILITY:           In multiple drawdowns prior to Maturity, following request by RV via a borrowing certificate executed by CEO or CFO
                        (relating to consistency with business plan, absence of defaults and other conditions to be agreed).

FINAL MATURITY:         24 months from Closing

AMORTIZATION:           Single repayment at maturity

INTEREST RATE:          To be paid quarterly and calculated (on the basis of a 360-
                        day year of 30-day months) at 11.0%


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SECURITY:               -     Lender will have the right at any time to obtain a
                              security interest in the tangible and intangible assets of
                              FirstCom/Netstream and subsidiaries to which loans (including
                              Inter-company Loans) have been extended
                        -     100% of the capital stock in FirstCom, Netstream and its
                              subsidiaries

FINANCIAL COVENANTS:    Maximum Capital Expenditures
                        In any month, not more than 110% of level provided for in latest Board-approved business plan.

                        Maximum Total Debt
                        In any month, not more than 110% of level provided for in latest Board-approved business plan.

MANDATORY PREPAYMENTS:  Facility to be repaid without penalty from 100% of proceeds of (i) any capital markets issues, (ii) equity issues,
                        (iii) international or local bank financings, and (iv) sales of material assets.

NEGATIVE COVENANTS:     Including but not limited to the following:

                        - Limitation on other indebtedness (permitted local currency working capital facilities and vendor financing, etc.)
                        -     Limitation on liens (US$10 million)
                        - Limitation on leases (US$10 million) - Disposal of assets (in excess of US$5 million)
                        -     Limitation on investments (US$5 million)

EVENTS OF DEFAULT:      Including but not limited to the following:
                        -     Failure to pay principal or interest when due under the
                              Facility
                        -     Cross default to other Indebtedness (US$5 million
                              notional amount)
                        -     Bankruptcy or other insolvency event at any subsidiary
                        -     Monetary judgments (US$3 million)
                        -     Revocation of material licenses
                        -     Political risk events, such as
                              expropriation/nationalization, currency
                              inconvertibility/transferability, war/political violence
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